SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ CLIVE BURNS

Clive Burns
Head of Secretariat

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1.	Name of the issuer

Prudential plc

2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i)

3.	Name of person discharging managerial responsibilities/director

A Turnbull, C Manning, M Garrett, M McLintock, K O’Donovan, N Prettejohn, M Tucker, T Thiam, B Stowe, P Maynard, J Foley, P Vacassin, S Whitehead

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

C Prettejohn – wife of N Prettejohn

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification relates to the persons named in 3 and 4 above

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Andrew Turnbull – shares held in own name

Clark Manning – shares held in own name

Clark Manning – shares held in trust in the name of BWCI Trust Company Limited

Michael Garrett – shares held with HSBC Global Custody Nominees UK Limited

Michael McLintock – shares held in trust in the name of BWCI Trust Company Limited

Kathleen O’Donovan – shares held in own name

Nick Prettejohn – shares held in trust in the name of BWCI Trust Company Limited

Nick Prettejohn – in own name & in the name of his wife

Mark Tucker – shares held in own name

Mark Tucker – shares held in trust in the name of BWCI Trust Company Limited

Tidjane Thiam – shares held in trust in the name of BWCI Trust Company Limited

Barry Stowe – shares held in trust in the name of BWCI Trust Company Limited

Peter Maynard – shares held in trust in the name of BWCI Trust Company Limited

John Foley – in own name

John Foley – shares held in trust in the name of BWCI Trust Company Limited

Priscilla Vacassin – shares held in trust in the name of BWCI Trust Company Limited

Stephen Whitehead – shares held in trust in the name of BWCI Trust Company Limited

8.	State the nature of the transaction

Scrip Dividend on ordinary shares of Prudential plc – see section 9

9.	Number of shares, debentures or financial instruments relating to shares acquired

Andrew Turnbull

368 ordinary shares

Clark Manning

8,229 ordinary shares

958 ordinary shares acquired in respect of shares held in trust under the Deferred Share Award under the Prudential Annual Incentive Plan

Michael Garrett

963 ordinary shares held with HSBC Global Custody Nominees UK Limited

Michael McLintock

14,427 ordinary shares acquired in respect of shares held in trust under the Deferred Share Award under the Prudential Annual Incentive Plan

Kathleen O’Donovan

546 ordinary shares

Nick Prettejohn

4,940 ordinary shares – 4,937 shares on his holding and 3 shares on his wife’s holding

6,098 ordinary shares acquired in respect of shares held in trust under the Deferred Share Award under the Prudential Annual Incentive Plan

Mark Tucker

11,487 ordinary shares

5,481 ordinary shares acquired in respect of shares held in trust under the Deferred Share Award under the Prudential Annual Incentive Plan

Tidjane Thiam

3,796 ordinary shares acquired in respect of shares held in trust under the Deferred Share Award under the Prudential Annual Incentive Plan

Barry Stowe

2,229 ordinary shares acquired in respect of shares held in trust under the Deferred Share Award under the Prudential Annual Incentive Plan

Peter Maynard

2,797 ordinary shares acquired in respect of shares held in trust under the Deferred Share Award under the Prudential Annual Incentive Plan

John Foley

1,309 ordinary shares

23,357 ordinary shares acquired in respect of shares held in trust under the Deferred Share Award under the PruCap Deferred Share Award

Priscilla Vacassin

4,232 ordinary shares acquired in respect of shares held in trust under the Deferred Share Award under the Prudential Annual Incentive Plan

Stephen Whitehead

2,160 ordinary shares acquired in respect of shares held in trust under the Deferred Share Award under the Prudential Annual Incentive Plan

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

A Turnbull – less than 0.00002%

Clark Manning – less than 0.0004%

Michael Garrett – less than 0.00004%

Michael McLintock – less than 0.0006%

Kathleen O’Donovan – less than 0.00003%

Nick Prettejohn – less than 0.0005%

Mark Tucker Less than 0.0007%

Barry Stowe Less than 0.00009%

Peter Maynard Less than 0.0002%

John Foley Less than 0.001%

Priscilla Vacassin Less than 0.0002%

Stephen Whitehead Less than 0.00009%

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

£3.581

14.	Date and place of transaction

22 May 2009, London

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Andrew Turnbull – 10,584 ordinary shares, less than 0.0005%

Clark Manning – 1,771,055 ordinary shares, less than 0.08%

Michael Garrett – 29,315 ordinary shares, less than 0.002%

Michael McLintock – 910,697 ordinary shares, less than 0.04%

Kathleen O’Donovan – 18,583 ordinary shares, 0.0008%

Nick Prettejohn – 1,192,224 ordinary shares, less than 0.05%

Mark Tucker – 1,430,556 ordinary shares, less than 0.06%

Tidjane Thiam – 903,819 ordinary shares, less than 0.04%

Barry Stowe – 647,003 ordinary shares, less than 0.03%

Peter Maynard – 427,587 ordinary shares, less than 0.02%

John Foley – 748,233 ordinary shares, less than 0.03%

Priscilla Vacassin – 554,577 ordinary shares, less than 0.03%

Stephen Whitehead – 291,351 ordinary shares, less than 0.02%

16.	Date issuer informed of transaction

22 May 2009, London

18.	Date of grant

N/A

19.	Period during which or date on which it can be exercised

N/A

20.	Total amount paid (if any) for grant of the option

N/A

21.	Description of shares or debentures involved (class and number)

N/A

22.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

23.	Total number of shares or debentures over which options held following notification

N/A

24.	Any additional information

N/A

25.	Name of contact and telephone number for queries

Jennie Webb, Share Plans Administrator, 020 7548 2027

Name of duly authorised officer of issuer responsible for making notification

Sylvia Edwards, Assistant Group Secretary, 0207 548 3826

Date of notification

25 May 2009, London

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America

Notes: This form is intended for use by an issuer to make an RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END